Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

INVESTools Inc.

We consent to the incorporation by reference in the registration statements (Registration No. 333-118330 and Registration No.
333-75070) on Form S-8 of INVESTools Inc. of our reports dated March 6, 2006, with respect to the consolidated balance sheets of INVESTools Inc.  as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’
(deficit)/equity and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2005, and the related financial statement schedule, management’s assessment of the effectiveness of  internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005, Annual Report on Form 10-K of INVESTools Inc. Our report dated March 6, 2006, on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2005, expresses our opinion that management’s assessment that INVESTools Inc. did not maintain effective internal control over financial reporting as of December 31, 2005, is fairly stated , in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion INVESTools Inc. did not maintain effective internal control over financial reporting as of December 31, 2005 because of the effect of a material weakness on the achievement of the objectives of the control criteria described in Item 9A of the Company’s Form 10-K for the year ended December 31, 2005. The material weakness was that the Company’s information systems associated with accounting for revenue were inadequate to appropriately identify specific customer transactions and facilitate the recognition of revenue in accordance with Generally Accepted Accounting Principles. Accordingly, data from their information system related to revenue had to be adjusted using spreadsheet-based analyses. The internal controls surrounding these manual processes did not operate effectively. Specifically the Company did not have effective review and monitoring controls in place to identify errors in the manual process. As a result, material misstatements were identified in the Company’s revenue that were corrected prior to the issuance of the 2005 Consolidated Financial Statements.

Our report dated March 6, 2006, on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2005, contains an explanatory paragraph that states that the Company acquired Prophet Financial Systems (the “acquired entity”) during 2005, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, the acquired entity’s internal control over financial reporting associated with the total assets of $10.0 million and total revenues of $3.5 million included in the Consolidated Financial Statements of the Company and subsidiaries as of and for the year ended December 31,2005. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of the acquired entity.

/s/ KPMG LLP
KPMG LLP
Salt Lake City, Utah
March 6, 2006